Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY	JURISDICTION OF INCORPORATION
GI Dynamics Securities, Inc.	Commonwealth of Massachusetts
GID Europe Holding B.V.	The Netherlands
GID Europe B.V.	The Netherlands
GID Germany GmbH	Germany
GI Dynamics Australia Pty Ltd	Australia